UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		Pearson PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		Lindsell Train Limited
City and country of registered office (if applicable)		London, United Kingdom
4. Full name of shareholder(s) (if different from 3.)v
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		21-01-2022
6. Date on which issuer notified (DD/MM/YYYY):		24-01-2022
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	4.8551%	0.00	4.8551%	756,801,964
Position of previous notification (if applicable)	9.9933%	0.00	9.9933%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)		Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
ORD GB0006776081			36,743,604		4.8551%

SUBTOTAL 8. A	36,743,604			4.8551%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex		Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

			SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
			X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Lindsell Train Limited	4.8551%		4.8551%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi

Place of completion	66 Buckingham Gate, SW1E 6AU
Date of completion	24/01/2022

Artiom Bendelston
Company Secretarial Assistant
Pearson plc
24th January 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 24 January 2022
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary